Exhibit 99.1

Inspira Technologies Validates Next-Gen Standalone HYLA™ Blood Sensor with Clinical-Grade Accuracy, Targeting $48 Billion Heart-Lung Surgery Market

Company’s validation confirms 94.2% accuracy for blood pCO₂ measurement, pivot to standalone configuration opens immediate commercial pathway to global installed base of heart-lung machines and extracorporeal procedures

RA’ANANA, Israel, February 3, 2026 - Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN,IINNW) (“Inspira Technologies” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced the successful validation in the Company’s advanced blood labs of its Next-Generation Standalone HYLA™ System. Designed to function independently of the Company’s respiratory support devices, this new configuration allows Inspira Technologies to penetrate the broader approximately $50 billion heart-lung surgery market immediately upon clearance. In advanced bench testing, the system demonstrated 94.2% accuracy for the continuous optical measurement of Partial Pressure of Carbon Dioxide (pCO₂), a performance level that aligns with clinical needs.

The validation data confirms that the HYLA™ optical sensor tracks real-time patient status with high fidelity. The observed 94.2% accuracy for pCO₂ is a critical achievement, demonstrating concordance with gold-standard blood gas analyzers within a tight 7 mmHg threshold. By providing continuous, non-invasive visibility into a patient’s metabolic status, HYLA™ eliminates the ‘blind spots’ associated with intermittent blood draws, potentially reducing complications during heart-lung machine and extracorporeal membrane oxygenation (ECMO) procedures.

This validation marks a strategic evolution for the HYLA™ platform. By decoupling the sensor from Inspira Technologies’ life-support hardware, the Company is advancing a standalone system capable of integrating into any existing operating room or ICU workflow. This ‘universal compatibility’ strategy significantly expands Inspira Technologies’s total addressable market and activates a high-margin, recurring revenue model based on the sale of disposable optical sensors and modular software upgrades.

Dagi Ben-Noon, CEO stated: “This validation confirms our technology operates at a clinical grade. By offering HYLA as a standalone solution, we can enter the market faster and serve a massive global installed base of perfusion systems, independent of our ART™ system rollout. We are moving rapidly toward our planned U.S. Food and Drug Administration (“FDA”) regulatory submission process in 2026.”

Inspira Technologies is advancing this standalone direction based on extensive industry engagement identifying extracorporeal procedures as an immediate commercial opportunity. The Company’s approach supports recurring revenue through modular sensor and software upgrades and aligns with Inspira Technologies’ long-term expansion into blood-based diagnostics, including its recently proposed potential acquisition of an advanced liquid biopsy business.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses benefits and advantages of the HYLA system and its core technology, this new configuration allows Inspira Technologies to penetrate the broader heart-lung surgery market immediately upon clearance, the size of the heart-lung surgery market, that HYLA’s ‘universal compatibility’ strategy significantly expands the Company’s total addressable market , regulatory submission process for HYLA system and the timing thereof, extensive industry engagement and an immediate commercial opportunity, , the Company’s recurring revenue model, its long-term expansion into blood-based diagnostics and potential acquisition of an advanced liquid biopsy. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485